UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Translation of registrant’s name into English)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On January 19, 2024, Altamira Therapeutics Ltd. (the “Company”) entered into an At the Market Offering Agreement (the “Agreement”) with H.C. Wainwright & Co., LLC (“HCW”), as sales agent or principal, relating to the offer and sale of the Company’s common shares, par value $0.002 per share, from time to time, having an aggregate offering amount of up to $1.66 million (the “Offering”). On January 19, 2024, pursuant to the Agreement, the Company filed a prospectus supplement (the “Prospectus Supplement”), including an accompanying base prospectus, dated December 8, 2021, forming a part of its effective registration statement on Form F-3 (File No. 333-261127), initially filed with the Securities and Exchange Commission on November 16, 2021.

The sales of common shares, if any, under the Agreement will be made at market prices by any method deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, including sales made directly on the Nasdaq Capital Market, on any other existing trading market for the Company’s common shares, or to or through a market maker. Pursuant to the Agreement, HCW will be entitled to 3.0% of the gross sales price of the common shares sold in the Offering. Because there are no minimum sale requirements as a condition to the Offering, the actual total dollar amount and number of common shares sold, commissions and net proceeds to the Company, if any, are not determinable at this time. The actual dollar amount and number of common shares sold through the Agreement and the Prospectus Supplement, if any, will be dependent, among other things, on market conditions and the Company’s capital raising requirements. The Company has no obligation to sell, and HCW is not obligated to buy or sell, any of the common shares under the Agreement and may at any time suspend offers under the Agreement or terminate the Agreement. The Offering will terminate upon the earlier of (i) the sale of common shares pursuant to the Prospectus Supplement having an aggregate offering amount of $1.66 million and (ii) the termination by the Company or HCW of the Agreement pursuant to its terms.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement which is included as Exhibit 1.1 hereto and incorporated herein by reference.

A copy of the opinion of Conyers Dill & Pearman Limited relating to the legality of the issuance and sale of the common shares is filed herewith as Exhibit 5.1.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the common shares, nor shall there be any offer, solicitation or sale of the common shares in any state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or country.

In December 2023, the Company delivered written notice and terminated its at-the-market offering program pursuant to the sales agreement dated November 30, 2018, as amended, between the Company and A.G.P./Alliance Global Partners, and will no longer offer any of its common shares under such agreement and related prospectus supplement (the “A.G.P. Prospectus Supplement”). Prior to termination, the Company had sold approximately $13,063,222 in common shares and approximately $832,364 in common shares remained available for sale under the A.G.P. Prospectus Supplement.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibits to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-228121, 333-249347, 333-261127, 333-264298, 333-267584, 333-272338 and 333-276427) and Form S-8 (Registration Numbers 333-232735 and 333-252141) of Altamira Therapeutics Ltd. and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
1.1	At the Market Offering Agreement, dated as of January 19, 2024, by and between Altamira Therapeutics Ltd. and H.C. Wainwright & Co., LLC.

5.1	Opinion of Conyers Dill & Pearman Limited, Bermuda counsel to Altamira Therapeutics Ltd, as to the validity of the common shares of Altamira Therapeutics Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

Date: January 19, 2024	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

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